Exhibit 99.1

   CONTACT: Nelson F. Isabel

Vice-President, Investor Relations

& Corporate Communications

 (905) 286-3000

Biovail Reminds Shareholders to Vote FOR the Biovail Nominees Using BLUE Proxy

Two Independent Proxy Advisors Reiterate Recommendations to Vote FOR Biovail Nominees

TORONTO – July 29, 2008 – Biovail Corporation (NYSE:BVF)(TSX:BVF) today issued a letter to shareholders, providing them with important information about voting at the Company’s reconvened Annual Meeting of Shareholders scheduled for 10:00 a.m. Eastern Time, on Friday, August 8, 2008.

The Company advises shareholders that, if they submitted a proxy for the June 25 annual meeting and do not wish to change their vote, they do not need to take any action; their proxy will be counted again. However, if they were a shareholder on the April 28, 2008 record date but did not vote by completing a BLUE proxy for that meeting, shareholders are asked to complete and return the BLUE form of proxy in favour of Biovail’s slate of nominees to the Board. Shareholders of record who previously completed a yellow proxy may change their vote simply by completing and returning the BLUE form of proxy.

To ensure their vote is counted at the meeting, shareholders voting for the first time or changing their vote should submit their BLUE proxy before 10:00 a.m. Eastern Time on Wednesday, August 6, 2008.

Shareholders are reminded that every vote is important. This is particularly true in light of the Company’s high quorum requirement. The more proxies that are submitted, the clearer the way forward for Biovail.

The Biovail Board of Directors continues to recommend that shareholders vote for the Company’s nominees to the Board. Those independent and experienced nominees intend to continue implementing Biovail’s New Strategic Focus that has been designed to enhance long-term shareholder value.

In addition, Biovail noted that two leading independent proxy voting and corporate governance advisory firms, RiskMetrics Group (formerly Institutional Shareholder Services) and PROXY Governance, have reiterated their recommendations that Biovail shareholders vote FOR the Company’s slate of director nominees using their BLUE proxy.

The text of the letter Biovail sent to shareholders today follows:

July 28, 2008

Dear Fellow Shareholder of Biovail Corporation,

The way has now been cleared for Biovail to complete the Annual Meeting of Shareholders that began on June 25, 2008. Today, Eugene Melnyk, the dissident shareholder who had proposed his own slate of directors for the Company, announced that he will not contest the election of directors when that meeting is reconvened at 10:00 a.m. ET, on Friday, August 8, 2008 at the InterContinental Hotel, 225 Front Street West, Toronto, Ontario. A formal Notice of Meeting was sent to you earlier.

Although the outcome of the election of directors appears to be certain, every vote is important, particularly in light of the Company’s high quorum requirement. The meeting is likely to confirm the election of the Biovail nominees to the Board, based on votes received for the June 25th meeting, but we still encourage all shareholders who have not yet submitted their BLUE proxy to vote as soon as possible.

Important Information about Voting

Biovail has sought and received clarification from the Ontario Superior Court of Justice which has confirmed:

•                  The record date for voting at the Annual Meeting remains April 28, 2008.  If you were a Biovail shareholder of record at that time, you are entitled to vote.

•                  All proxies submitted to date remain valid.  If you have already voted and submitted your proxy, you do not have to resubmit your proxy or otherwise take any action.

•                  You may still vote,  if you were a shareholder of record on April 28, 2008 and you did not vote for the original June 25, 2008 meeting. In order for your vote to be counted at the reconvened meeting, either the original or the enclosed duplicate BLUE proxy must be completed and submitted before 10:00 a.m. ET, on Wednesday, August 6, 2008.

•                  You may change your vote.  For example, if you previously voted using the yellow proxy for the Melnyk nominees you may use the BLUE proxy to vote for the Biovail nominees before the 10:00 a.m. ET August 6 deadline. The last proxy you submit will be counted at the reconvened meeting.

The Board of Directors of Biovail continues to

unanimously recommend voting FOR the Biovail nominees

using the BLUE form of proxy.

Why the Meeting Must Be Reconvened

While we have no interest in revisiting past conflicts, we believe you deserve to understand the reasons for the adjournment of your Annual Meeting. The June 25th meeting had to be adjourned when Eugene Melnyk revoked his proxies minutes before the meeting was to begin — but after learning that his slate of nominees to the Board had been unequivocally defeated in the proxy contest. Mr. Melnyk is the former Chairman and Chief Executive Officer of Biovail and owns a significant number of Biovail shares himself. By revoking his proxies when he did, he ensured that there would not be a sufficient number of shares represented at the meeting to provide the necessary 51% quorum under the Company’s by-laws. With Mr. Melnyk’s shares, more than 60% of the Company’s shares had been voted before the meeting, which is consistent with shareholder participation in previous years. Without his shares, the meeting could not achieve the quorum requirement.

The Biovail Board believed the overwhelming majority of shareholders who submitted proxies had made a clear decision after a long and contentious proxy contest. The Board also believed that Mr. Melnyk’s revocation would frustrate that decision. Accordingly, the Board passed a resolution reducing the quorum requirement from 51% to 25% so that the meeting could begin.

At the meeting, Biovail advised that it would make an application to the Ontario Superior Court of Justice for clarification on the Annual Meeting process on behalf of all shareholders. Biovail applied to the Court immediately after the meeting. The Court has recently ruled that the meeting was adjourned and has directed that it be reconvened as soon as reasonably possible. The Court has also confirmed the time and date of the meeting, as well as the eligibility for voting as outlined above. We are pleased that we now have a clear path forward in order to bring this process to an expeditious conclusion.

Why Vote? Your Board and Management Are Implementing a Strategy Designed to Enhance Shareholder Value

The Board and new senior management have already made some of the hard decisions and are taking the steps needed to operate the Company more efficiently. We are actively implementing the Company’s New Strategic Focus, which builds on Biovail’s existing strengths and focuses our resources on the fast-growing opportunities in specialty central nervous system (CNS) markets. For example, we have begun identifying key in-licensing and acquisition targets in the specialty CNS space, and building upon our core capabilities by expanding our management team with key appointments.

We continue to return capital to shareholders through our ongoing dividend payments and our recently initiated share buyback program. At every level, there is a spirit of strategic transformation at Biovail.

Your Board remains fully committed to the continued execution of our plan to drive sustainable growth and increase shareholder value. With the Annual Meeting completed and the membership of the Board confirmed, we look forward to focusing on building long-term value and returning capital to all Biovail shareholders. We ask for your support for our efforts on your behalf.

Yours sincerely,

Dr. Douglas J.P. Squires
Chairman of the Board

William M. Wells
Chief Executive Officer

RiskMetrics and PROXY Governance Reiterate Recommendations

RiskMetrics and PROXY Governance have reiterated their recommendations that Biovail shareholders vote FOR the Company’s slate of director nominees using the BLUE proxy.  RiskMetrics and PROXY Governance analyses and recommendations are relied upon by many major institutional, investment firms, mutual funds and fiduciaries throughout North America.

In recommending that Biovail shareholders vote FOR Biovail’s director nominees using the BLUE proxy, RiskMetrics states*:

“We think the current board and management team are well versed in taking the tough business decisions that will allocate resources in the most value enhancing areas while availing themselves of the necessary industry expertise necessary to implement their new strategic focus. We therefore recommend FOR the Management nominees.”

In recommending that Biovail shareholders vote FOR Biovail’s director nominees using the BLUE proxy, PROXY Governance states*:

“We recommend shareholders elect the management slate of directors because we believe that the board has re-established its credibility, in the year since founder and chairman Melnyk’s departure, by driving resolution of the company’s myriad legal and regulatory issues and making other hard choices in pursuit of shareholder interests, and deserves additional latitude in its efforts to revitalize the company.”

*Permission to use quotations from the RiskMetrics and PROXY Governance reports was neither sought nor obtained.

BIOVAIL BLUE VOTING INSTRUCTIONS

ALL SHAREHOLDERS OF RECORD ON APRIL 28, 2008

ARE ENTITLED TO VOTE — PLEASE ACT NOW

Shareholders who have NOT YET VOTED, or who VOTED USING THE YELLOW PROXY, should execute and submit the BLUE proxy TODAY.

Shareholders who have ALREADY VOTED THEIR BLUE proxy for the election of the slate of director nominees set out in the Biovail Management Proxy Circular

NEED NOT TAKE ANY ACTION.

Your vote is important, regardless of how many shares you own. Voting is a quick and simple process.

To be sure your vote is counted, please complete and submit the BLUE proxy so that it is received no later than 10 a.m., Eastern Time, on August 6, 2008. Shareholders who have already voted using the BLUE proxy, your vote will be carried forward. Due to the limited time available, those holders who have yet to vote using the BLUE proxy should do so by internet, telephone or fax today or no later than 24 hours before the deadline.

Shareholders with questions or needing assistance in obtaining or voting their BLUE proxy are encouraged to call Biovail’s Proxy Solicitation Agent, Georgeson at:

North American Toll-Free: 1-866-676-3028

Bank and Broker and collect calls accepted: 1-212-440-9800

TIME IS OF THE ESSENCE — PLEASE VOTE YOUR BLUE PROXY TODAY

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information under applicable Canadian provincial securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, the Company’s objectives, goals, targets, strategies, intentions, plans, beliefs, estimates, outlook and guidance, including, without limitation, statements concerning the Company’s reconvened Annual Meeting of Shareholders and the Company’s New Strategic Focus, including the Company’s intention and ability to implement and effectively execute elements of its New Strategic Focus and the anticipated impact of the Company’s New Strategic Focus, and can generally be identified by the use of words such as “targets,” “guidance,” “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the efficiency of the Company’s infrastructure and cost rationalization, prescription trends, pricing and reimbursement in the therapeutic area of focus the Company selects, timelines associated with the development of, and receipt of regulatory approval for, the Company’s products, the competitive landscape in the markets in which the Company competes, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug

Administration, Canadian Therapeutic Products Directorate and European regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, tax rate assumptions, the outcome of legal proceedings and settlements thereto, the outcome of the proxy contest for the election of directors at the forthcoming reconvened annual meeting of shareholders, fluctuations in operating results, the availability of capital and satisfaction of applicable laws for dividend payments, the market liquidity of Biovail common shares and the satisfaction of applicable laws relating to the acquisition by the Company of its common shares and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as well as the Company’s ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading “Risk Factors” contained in Item 3(D) of Biovail’s most recent Annual Report on Form 20-F.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail’s forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.

Biovail Corporation Nelson F. Isabel, (905) 286-3000 Vice-President, Investor Relations & Corporate Communications